EXHIBIT 99





     FOR IMMEDIATE RELEASE                Contact:     Gail Price, Director of
                                                       Corporate Communication
                                          Phone:       703-896-0403



              WLR FOODS ANNOUNCES VOTING RESULTS OF ANNUAL MEETING:
                             ALL PROPOSALS APPROVED


     Broadway, Virginia, November 3, 1994   WLR Foods Inc. (NASDAQ:  WLRF)
     has announced the results of its Annual Meeting of Shareholders, held on October 29, 1994 in Bridgewater, Virginia. In addition to ratifying WLR Foods independent auditors and reelecting four members of the board of directors, shareholders were asked to approve three modifications to WLR Foods organizational documents and stock purchase plans for the company's employees and poultry producers. Voting on the seven proposals recommended by the board of directors was continued until 2:00 pm Wednesday to provide shareholders with sufficient time to review supplementary information mailed to the shareholders dated October 20.


     The Election Inspectors reported that all seven proposals were approved by the shareholders, receiving sufficient shareholder support assuming all 12,196,563 shares of record on the record date were entitled to vote. The company and Tyson Foods Inc. have disagreed as to Tyson's eligibility to vote shares it controls. Tyson has taken the position that it is entitled to vote its shares notwithstanding the May 21, 1994 vote of the shareholders of WLR Foods denying voting rights to those shares. WLR Foods maintains that those shares are not eligible to vote pursuant to Virginia's Control Share Acquisitions
     Statute.


     Shareholders overwhelmingly reelected Charles W. Wampler, Jr., Herman

     D. Mason, J. Craig Hott, and Peter A. W. Green to the board of directors. Shareholders ratified the

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     WLR FOODS ANNOUNCES VOTING RESULTS OF ANNUAL MEETING:
     ALL PROPOSALS APPROVED
     November 3, 1994
     Page 2


     appointment of KPMG Peat Marwick as Independent Auditors and approved the Employee Stock Purchase Plan and the Poultry Producer Stock

     Purchase Plan.


     The specific results of the voting, as reported by the Election Inspectors, for proposals requiring a majority of all votes entitled to be cast (a majority being 6,098,282) are as follows: for the amendment to the Bylaws to narrow the size of the board of directors,

     7,206,873 for, 1,620,846 against, 23,186 abstentions; for the amendment to the Articles of Incorporation to require two-thirds vote for bylaw amendments, 6,712,313 for, 2,043,061 against, 28,615 abstentions; and for the authorization of Class B Common Stock,

     6,810,909 for, 1,973,388 against, 93,879 abstentions.


     James L. Keeler, president and chief executive officer of WLR Foods Inc., commenting on the results, stated: "We enjoyed again a turnout of nearly 500 shareholders at Saturday's Annual Meeting. We appreciate the shareholders' support of the board of directors'

     recommendations on these proposals as we look forward to a promising fiscal 1995."


     WLR Foods is a fully integrated provider of high quality turkey and chicken products primarily under the Wampler-Longacre and Cuddy Family Farms labels and retail ice under the Cassco label. This

     Fortune 500 company, with current annual revenues of $758 million, has processing operations in Virginia, North Carolina, West Virginia, and

     Pennsylvania, close to its major mid-Atlantic markets.
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